Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Our American depositary shares, each representing one-half of our ordinary share, are listed on the New York Stock Exchange in the United States under the symbol NOAH.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in

Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

Attached please find the form of proxy for holders of ordinary shares of Noah Holdings Private Wealth and Asset Management Limited (the “Company”), which serves as the form of proxy for the annual general meeting of the Company to be held on Wednesday, June 12, 2024 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Tuesday, June 11, 2024, New York time), and at any adjourned meeting thereof. This form of proxy is also available for viewing on the Company’s website at ir.noahgroup.com.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, April 25, 2024

As of the date of this announcement, the board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent directors.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in

Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on Wednesday, June 12, 2024 at 9:00 a.m. (Hong Kong time) (or any adjournment(s) or postponement(s) thereof)

INTRODUCTION

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of Noah Holdings Private Wealth and Asset Management Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued ordinary shares of the Company with a par value of US$0.00005 per share (the “ordinary shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Wednesday, June 12, 2024 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Tuesday, June 11, 2024, New York time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying notice of the AGM.

Only the holders of the ordinary shares at the close of business on Wednesday, April 17, 2024, Hong Kong time, as the record date are entitled to attend and vote at the AGM or any adjourned meeting thereof. Each ordinary share is entitled to one vote on all matters at the AGM. The quorum of the AGM is one or more shareholders, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, which carry in aggregate (or representing by proxy) not less than one-tenth of all votes attaching to all ordinary shares in issue and entitled to vote at the AGM.

The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the ordinary shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the ordinary shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any proxy given by a holder of ordinary shares by means of a proxy form, pursuant to this solicitation may be revoked by submitting a written notice of revocation or a fresh proxy form bearing a later date, which must be received by the deadline for returning the proxy forms set forth above, or by attending the AGM. Holders of American Depositary Shares (the “ADSs”) should not use this form to vote, but must follow the instructions provided by Citibank, N.A., as depositary for the ADSs (the “Depositary”), to ADS holders on how to instruct the Depositary to vote the ordinary shares represented by their ADSs. Any questions on how an ADS holder may instruct the Depositary to vote ordinary shares represented by ADSs should be directed to the Depositary.

You may instruct your proxy to vote some or all of the ordinary shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your ordinary shares in the same way on any resolution. In this case, please specify in the voting boxes the number of ordinary shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 9:00 a.m. on June 10, 2024, Hong Kong time, to ensure your representation at the AGM.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in

Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on Wednesday, June 12, 2024 at 9:00 a.m., Hong Kong time (or any adjournment(s) or postponement(s) thereof)

I/We(Note 1)                                                                                                                                                       (name)                                                                                                                                                       (address), being the registered holder of                                                                                                                                                       ordinary shares(Note 2), par value US$0.00005 per share, of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 3) or                                                                                                                                                 (name) of                                                                                                                                                       (address) as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Wednesday, June 12, 2024 at 9:00 a.m., Hong Kong time (or any adjournment(s) or postponement(s) thereof), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit(Note 4, 6, 7, 8, 9).

No.	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)	ABSTAIN(Note 4)
1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2023.
2.	(A) To grant 50,000 RSUs involving 500,000 Shares (represented by 100,000 ADSs), representing approximately 0.15% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date, to Ms. Jingbo Wang, being a Director and the chairwoman of the Board, pursuant to the 2022 Share Incentive Plan.
(B) To grant 50,000 RSUs involving 500,000 Shares (represented by 100,000 ADSs), representing approximately 0.15% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date, to Mr. Zhe Yin, being a Director and the chief executive officer of the Company, pursuant to the 2022 Share Incentive Plan.
3.	(A) To re-elect the following directors of the Company (the “Directors”).
(i) Mr. Boquan He to serve as a non-executive Director, subject to his earlier resignation or removal;
(ii) Mr. Kai Wang to serve as a non-executive Director, subject to his earlier resignation or removal;
(iii) Ms. Cynthia Jinhong Meng to serve as an independent Director, subject to her earlier resignation or removal;
(iv) Mr. Jinbo Yao, who has served more than nine years since November 7, 2014, to serve as an independent Director, subject to his earlier resignation or removal;
(B) To authorize the Board to fix the remuneration of the Directors.
4.

(A) To consider, approve and declare Final Dividend of RMB509.0 million (approximately US$70.4 million) in aggregate in respect of the year ended December 31, 2023, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2023 to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a Final Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.67) per share (tax inclusive) in respect of the year ended December 31, 2023 will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.

(B) To consider, approve and declare Special Dividend of RMB509.0 million (approximately US$70.4 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2023, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a non-recurring Special Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.67) per share (tax inclusive) will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.
5.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2024.
6.	(A) To grant of an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with additional Shares and/or ADSs (including any sale or transfer of treasury Shares) not exceeding 20% of the total number of issued Shares of the Company (excluding treasury Shares) as of the date of passing of this ordinary resolution.
(B) To grant a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued Shares of the Company (excluding treasury Shares) as of the date of passing of this ordinary resolution.
(C) Conditional upon passing of resolutions numbered 6(A) and 6(B) above, to extend the Issuance Mandate by adding the number of repurchased Shares and/or Shares underlying the ADSs under the Repurchase Mandate to the total number of Shares and/or Shares underlying the ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued Shares (excluding treasury Shares) as of the date of passing of this resolution.

Dated	2024	Signature(s)(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this Form of Proxy must be initialed by the person(s) who sign(s) it.

4.	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for.” If you wish to vote against a particular resolution, tick the appropriate box marked “against.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain.” If you do not complete this section, your proxy will vote or abstain at his/her discretion. According to the Companies Act (As Revised) of the Cayman Islands, the Shares in abstention do not need to be calculated as votes cast at the EGM.

5.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

6.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).

7.	Please refer to the circular for AGM dated April 25, 2024 (the “Circular”) and the accompanying notice of AGM for details of each of the resolutions.

8.	Unless otherwise specified, terms defined in this Form of Proxy shall have the same meanings as those set out in the Circular.

9.	In the case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in register of members in respect of the relevant joint holding.

PERSONAL INFORMATION COLLECTION STATEMENT

“Personal Data” in this form of proxy has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Cap 486 (“PDPO”), which includes your and your proxy’s name and address.

You and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the Meeting. The supply of your and your proxy’s Personal Data is on a voluntary basis. However, the Company may not be able to process your request unless you provide us with your and your proxy’s Personal Data.

Your and your proxy’s Personal Data will be disclosed or transferred to the Company’s share registrar and its Hong Kong branch share registrar and transfer office and/or other companies or bodies for the purpose stated above, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and will be retained for such period as may be necessary for our verification and record purpose.

By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her Personal Data provided in this form of proxy and that you have informed your proxy of the purpose for and the manner in which his/her Personal Data may be used.

You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing by following means:

By mail to: Hong Kong Privacy Officer

Computershare Hong Kong Investor Service Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong